Exhibit 99.1

Momo Announces Unaudited Financial Results for the First Quarter of 2021

BEIJING, CHINA, June 8, 2021 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social and entertainment platform in China, today announced its unaudited financial results for the first quarter of 2021.

First Quarter of 2021 Highlights

•	Net revenues decreased by 3.4% year over year to RMB3,470.6 million (US$529.7 million*) in the first quarter of 2021.

•	Net income attributable to Momo Inc. decreased to RMB461.7 million (US$70.5 million) in the first quarter of 2021 from RMB538.9 million in the same period of 2020.

•	Non-GAAP net income attributable to Momo Inc. (note 1) decreased to RMB633.7 million (US$96.7 million) in the first quarter of 2021, from RMB736.3 million in the same period of 2020.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.14 (US$0.33) in the first quarter of 2021, compared to RMB2.46 in the same period of 2020.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.91 (US$0.44) in the first quarter of 2021, compared to RMB3.34 in the same period of 2020.

•	Monthly Active Users (“MAU”) on Momo application were 115.3 million in March 2021, compared to 108.0 million in March 2020.

•

Total paying users of our live video service and value-added service, without double counting the overlap and including 3.5 million paying users of Tantan Limited (“Tantan”), were 12.6 million for the first quarter of 2021, compared to 12.8 million for the first quarter of 2020, which included 4.2 million paying users of Tantan.

“The first quarter of 2021 was a good quarter and a decent start to the year 2021”, commented Li Wang, CEO of Momo. “We have stepped up our efforts to drive towards the strategic priorities that I set for my team at the beginning of the year. The initiatives we took have started bearing fruits. Despite the negative seasonality MAU reaching a record high, Momo core is on a steady improving trend and will continue to be a very productive and evolving cash cow business. This leaves us ample room to invest in new endeavors beyond Momo and Tantan. I am excited about the growth opportunities that we are seeing in Tantan and have put together a solid plan to unleash their full potential going forward.”

First Quarter of 2021 Financial Results

Net revenues

Total net revenues were RMB3,470.6 million (US$529.7 million) in the first quarter of 2021, a decrease of 3.4% from RMB3,594.1 million in the first quarter of 2020.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.5518 to US$1.00, the effective noon buying rate for March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

Live video service revenues were RMB1,962.1 million (US$299.5 million) in the first quarter of 2021, a decrease of 15.9% from RMB2,332.0 million during the same period of 2020. The decrease was primarily due to our structural reform on Momo’s core live video business, which was used to revive the long tail content ecosystem. The decrease was partially offset by the growth from Tantan’s live video service, and live video service revenues from Tantan were RMB251.2 million (US$38.3 million) in the first quarter of 2021,compared to RMB6.1 million in the same period of 2020.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,455.5 million (US$222.2 million) in the first quarter of 2021, an increase of 23.8% from RMB1,175.8 million during the same period of 2020. The year-over-year increase was primarily attributable to the continued growth of the virtual gift business on the Momo application driven by more innovative products and operational ideas launched, and more paying scenarios introduced to enhance the social entertainment experience of Momo users, and to a lesser extent, the increase in the virtual gift revenues of new applications. The increase was partially offset by the decrease in the membership subscription revenues of Tantan, due to the decrease of paying users of Tantan.

Mobile marketing revenues were RMB38.7 million (US$5.9 million) in the first quarter of 2021, a decrease of 32.3% from RMB57.2 million during the same period of 2020. The decrease in mobile marketing revenues was primarily caused by our strategy to underweight the line in terms of resource allocation.

Mobile games revenues were RMB11.2 million (US$1.7 million) in the first quarter of 2021, a decrease of 11.9% from RMB12.7 million in the first quarter of 2020. The decrease in mobile game revenues was mainly due to the continued decrease in quarterly paying users of mobile games.

Net revenues from the Momo segment decreased from RMB3,202.1 million in the first quarter of 2020 to RMB2,901.8 million (US$442.9 million) in the first quarter of 2021, primarily due to the decrease in net revenues from live video service, partially offset by the increase in net revenues from value-added service. Net revenues from the Tantan segment increased from RMB381.7 million in the first quarter of 2020 to RMB567.7 million (US$86.6 million) in the first quarter of 2021, which was mainly due to the increase in net revenues from live video service.

Cost and expenses

Cost and expenses were RMB3,016.3 million (US$460.4 million) in the first quarter of 2021, a decrease of 0.3% from RMB3,026.1 million in the first quarter of 2020. The decrease was primarily attributable to: (a) a decrease in revenue sharing with broadcasters related to Momo’s core live video service; (b) a decrease in marketing and promotional expenses to promote our core live video services and attract users on Tantan; (c) a decrease in commission fees paid to payment channels. These decreases were partially offset by an increase in revenue sharing with virtual gift recipients for our virtual gift service, and an increase in revenue sharing with broadcasters related to Tantan’s live video service.

Non-GAAP cost and expenses (note 1) were RMB2,835.3 million (US$432.8 million) in the first quarter of 2021, an increase of 0.6% from RMB2,819.2 million during the same period of 2020.

Income from operations

Income from operations was RMB480.2 million (US$73.3 million) in the first quarter of 2021, compared to RMB594.1 million during the same period of 2020. Income from operations of the Momo segment was RMB573.2 million (US$87.5 million) in the first quarter of 2021, which decreased from RMB770.3 million in the first quarter of 2020. Loss from operations of the Tantan segment was RMB89.3 million (US$13.6 million) in the first quarter of 2021, compared to loss from operations of RMB171.9 million in the first quarter of 2020.

Non-GAAP income from operations (note 1) was RMB661.2 million (US$100.9 million) in the first quarter of 2021, compared to RMB801.0 million during the same period of 2020. Non-GAAP income from operations of the Momo segment was RMB700.5 million (US$106.9 million) in the first quarter of 2021, which decreased from RMB903.1 million in the first quarter of 2020. Non-GAAP loss from operations of the Tantan segment was RMB35.6 million (US$5.4 million) in the first quarter of 2021, compared to non-GAAP loss from operations of RMB100.4 million in the first quarter of 2020.

Income tax expenses

Income tax expenses were RMB91.4 million (US$14.0 million) in the first quarter of 2021, decreasing from RMB162.9 million in the first quarter of 2020. The decrease in income tax expenses was mainly due to the lower profit and tax refund resulted from additional expense deduction related to previous year in the first quarter of 2021.

Net income

Net income was RMB460.9 million (US$70.3 million) in the first quarter of 2021, compared to RMB537.7 million during the same period of 2020. Net income from the Momo segment was RMB551.4 million (US$84.2 million) in the first quarter of 2021, which decreased from RMB707.1 million in the first quarter of 2020. Net loss from the Tantan segment was RMB86.8 million (US$13.3 million) in the first quarter of 2021, compared to net loss of RMB165.1 million in the first quarter of 2020.

Non-GAAP net income (note 1) was RMB633.0 million (US$96.6 million) in the first quarter of 2021, compared to RMB735.1 million during the same period of 2020. Non-GAAP net income from the Momo segment was RMB678.6 million (US$103.6 million) in the first quarter of 2021, which decreased from RMB839.9 million in the first quarter of 2020. Non-GAAP net loss of the Tantan segment was RMB42.0 million (US$6.4 million) in the first quarter of 2021, compared to non-GAAP net loss of RMB103.2 million in the first quarter of 2020.

Net income attributable to Momo Inc.

Net income attributable to Momo Inc. was RMB461.7 million (US$70.5 million) in the first quarter of 2021, compared to RMB538.9 million during the same period of 2020.

Non-GAAP net income (note 1) attributable to Momo Inc. was RMB633.7 million (US$96.7 million) in the first quarter of 2021, compared to RMB736.3 million during the same period of 2020.

Net income per ADS

Diluted net income per ADS was RMB2.14 (US$0.33) in the first quarter of 2021, compared to RMB2.46 in the first quarter of 2020.

Non-GAAP diluted net income per ADS (note 1) was RMB2.91 (US$0.44) in the first quarter of 2021, compared to RMB3.34 in the first quarter of 2020.

Cash and cash flow

As of March 31, 2021, Momo’s cash, cash equivalents, short-term deposits, long-term deposits and restricted cash totaled RMB16,956.0 million (US$2,588.0 million), compared to RMB16,482.3 million as of December 31, 2020. Net cash provided by operating activities in the first quarter of 2021 was RMB501.6 million (US$76.6 million), compared to RMB543.5 million in the first quarter of 2020.

Recent Developments

Resignation and appointment of board directors

On June 4, 2021, Mr. David Ying Zhang resigned from the Company’s board of directors for personal reasons, effective as of the same date.

On June 8, 2021, the board of directors of the Company appointed Mr. Ho Kee Harry Man as a new member of the board. Mr. Man joined Matrix Partners China as a founding member of the team with a focus on investments in the mobile internet sector in 2008. Prior to Matrix, Mr. Man was Partner at WI Harper Group and led investments in their China office in the TMT sector. Before WI Harper, Mr. Man led the corporate development teams of two US listed internet and mobile companies, and helped Linktone Ltd. (NASDAQ: LTON) and chinadotcom (Nasdaq: CHINA) in their investments in various sectors respectively. Mr. Man started his career as a management consultant with Arthur Andersen in 1998. Mr. Man has been investing in China since 2000, and always focuses on early stage internet and mobile sectors. During the past 15 years, Mr. Man led investments in Momo (Nasdaq: MOMO), XPENG (US: XPEV), 21Vianet (Nasdaq:VNET), iKang (Nasdaq: KANG), Sungy Mobile (Nasdaq: GOMO), Editgrid (sold to Apple), Career International (SZ: 300662), Didi Chuxing.

Payment of special cash dividends

In March 2021, Momo’s board of directors declared a special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. The cash dividend was paid in April 2021 to shareholders of record at the close of business on April 13, 2021. The aggregate amount of cash dividends paid was US$132 million.

Execution of share repurchase program

On September 3, 2020, Momo’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$300 million of its shares over the next 12 months. As of June 8, 2021, the Company has repurchased approximately 4.77 million ADSs for approximately US$65.5 million on the open market under this program, at an average purchase price of US$13.69 per ADS.

Business Outlook

For the second quarter of 2021, the Company expects total net revenues to be between RMB3.6 billion to RMB3.7 billion, representing a decrease of 6.9% to 4.3% year-over-year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income attributable to Momo Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Tuesday, June 8, 2021, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on June 8, 2021).

All participants must preregister online prior to the call to receive the dial-in details. Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

PRE-REGISTER LINK http://apac.directeventreg.com/registration/event/4099268

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Time, June 16, 2021. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Passcode: 4099268

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. It is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the second quarter of 2021, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2021 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the second quarter of 2021 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the impact of the COVID-19 pandemic on Momo’s business operations and the economy in China, the market price of Momo’s stock prevailing from time to time, the nature of other investment opportunities presented to Momo from time to time, Momo’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31
	2020	2021	2021
	RMB	RMB	US$
Net revenues:
Live video service	2,332,004	1,962,095	299,474
Value-added service	1,175,754	1,455,513	222,155
Mobile marketing	57,155	38,717	5,909
Mobile games	12,691	11,184	1,707
Other services	16,480	3,087	471

Total net revenues	3,594,084	3,470,596	529,716

Cost and expenses:
Cost of revenues	(1,876,916)	(1,938,245)	(295,834)
Research and development	(262,159)	(286,493)	(43,727)
Sales and marketing	(709,808)	(613,573)	(93,650)
General and administrative	(177,249)	(177,962)	(27,162)

Total cost and expenses	(3,026,132)	(3,016,273)	(460,373)
Other operating income	26,119	25,900	3,953

Income from operations	594,071	480,223	73,296
Interest income	130,823	96,694	14,758
Interest expense	(19,819)	(18,361)	(2,802)
Other gain or loss, net	(6,000)	(7,500)	(1,145)

Income before income tax and share of income on equity method investments	699,075	551,056	84,107
Income tax expenses	(162,891)	(91,398)	(13,950)

Income before share of income on equity method investments	536,184	459,658	70,157
Share of income on equity method investments	1,527	1,261	192

Net income	537,711	460,919	70,349

Less: net loss attributable to non-controlling interest	(1,195)	(740)	(113)

Net income attributable to the shareholders of Momo Inc.	538,906	461,659	70,462

Net income per share attributable to ordinary shareholders
Basic	1.29	1.12	0.17
Diluted	1.23	1.07	0.16
Weighted average shares used in calculating net income per ordinary share
Basic	417,294,242	411,968,817	411,968,817
Diluted	453,331,322	448,171,493	448,171,493

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31
	2020	2021	2021
	RMB	RMB	US$
Net income	537,711	460,919	70,349
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(867)	(3,802)	(580)

Comprehensive income	536,844	457,117	69,769
Less: comprehensive (loss) income attributed to the non-controlling interest	(5,569)	379	58

Comprehensive income attributable to Momo Inc.	542,413	456,738	69,711

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	March 31	March 31
	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	3,363,942	3,490,405	532,740
Short-term deposits	7,566,250	7,913,468	1,207,831
Restricted cash	2,130	2,132	325
Accounts receivable, net of allowance for doubtful accounts of RMB15,390 and RMB15,785 as of December 31, 2020 and March 31, 2021, respectively	200,831	208,110	31,764
Prepaid expenses and other current assets	613,696	697,656	106,483

Total current assets	11,746,849	12,311,771	1,879,143
Long-term deposits	5,550,000	5,550,000	847,095
Right-of-use assets, net	278,175	261,561	39,922
Property and equipment, net	265,765	248,147	37,875
Intangible assets, net	687,211	652,553	99,599
Rental deposits	21,794	20,435	3,119
Long-term investments	454,996	443,147	67,637
Other non-current assets	94,868	99,152	15,134
Deferred tax assets	32,495	33,102	5,052
Goodwill	4,088,403	4,105,104	626,561

Total assets	23,220,556	23,724,972	3,621,137

Liabilities and equity
Current liabilities
Accounts payable	699,394	698,947	106,680
Deferred revenue	511,617	511,734	78,106
Accrued expenses and other current liabilities	854,835	726,767	110,926
Amount due to related parties	19,462	12,307	1,878
Lease liabilities due within one year	132,793	134,612	20,546
Income tax payable	236,490	259,380	39,589
Dividends payable	—	865,049	132,032
Deferred consideration in connection with business acquisitions	62,149	46,113	7,038

Total current liabilities	2,516,740	3,254,909	496,795
Deferred tax liabilities	171,803	163,138	24,900
Convertible senior notes	4,658,966	4,681,825	714,586
Share-based compensation liability	875,616	879,213	134,194
Lease liabilities	136,436	124,985	19,076
Other non-current liabilities	25,666	41,760	6,374

Total liabilities	8,385,227	9,145,830	1,395,925
Shareholder’s equity (i)	14,835,329	14,579,142	2,225,212

Total liabilities and shareholder’s equity	23,220,556	23,724,972	3,621,137

(i):	As of March 31, 2021, the number of ordinary shares outstanding was 412,260,535.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31
	2020	2021	2021
	RMB	RMB	US$
Cash flows from operating activities:
Net income	537,711	460,919	70,349
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	52,381	42,543	6,493
Amortization of intangible assets	39,882	36,953	5,640
Share-based compensation	168,527	145,257	22,170
Share of income on equity method investments	(1,527)	(1,261)	(192)
Loss on long-term investments	6,000	7,500	1,145
Gain on subsidiary deconsolidation	(6,676)	—	—
Loss on disposal of property and equipment	—	22	3
Provision of (income) losses on receivable and other assets	(654)	395	60
Cash received on investment income distribution	1,153	—	—
Changes in operating assets and liabilities:
Accounts receivable	(37,979)	(7,580)	(1,157)
Prepaid expenses and other current assets	1,162	(86,677)	(13,229)
Amount due from a related party	2,123	—	—
Rental deposits	(173)	1,359	207
Deferred tax assets	2,038	(607)	(93)
Other non-current assets	14,840	12,330	1,882
Accounts payable	(80,073)	(1,067)	(163)
Income tax payable	20,344	22,891	3,494
Deferred revenue	(21,023)	(379)	(58)
Accrued expenses and other current liabilities	(154,243)	(118,972)	(18,159)
Amount due to related parties	4,984	(7,156)	(1,092)
Deferred tax liability	(9,971)	(9,238)	(1,410)
Other non-current liabilities	4,670	4,360	665

Net cash provided by operating activities	543,496	501,592	76,555
Cash flows from investing activities:
Purchase of property and equipment	(38,167)	(25,183)	(3,844)
Payment for long-term investments	(4,500)	—	—
Purchase of short-term deposits	(3,300,000)	(910,000)	(138,893)
Cash received on maturity of short-term deposits	2,979,140	569,294	86,891
Payment for short-term investments	(10,000)	—	—
Cash received from sales of short-term investment	10,000	—	—
Cash received on investment income distribution	—	5,610	856
Other investing activities	(791)	3	—

Net cash used in investing activities	(364,318)	(360,276)	(54,990)
Cash flows from financing activities:
Deferred payment for business acquisition	—	(12,907)	(1,970)
Repurchase of ordinary shares	—	(3,079)	(470)
Repurchase of subsidiary’s share options	—	(2,781)	(424)

Net cash used in financing activities	—	(18,767)	(2,864)
Effect of exchange rate changes	7,293	3,916	601

Net increase in cash and cash equivalents	186,471	126,465	19,302
Cash, cash equivalents and restricted cash at the beginning of period	2,612,743	3,366,072	513,763

Cash, cash equivalents and restricted cash at the end of period	2,799,214	3,492,537	533,065

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months					Three months					Three months
	ended March 31, 2020					ended March 31, 2021					ended March 31, 2021
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(1,876,916)	18,645	6,969	—	(1,851,302)	(1,938,245)	17,311	3,724	—	(1,917,210)	(295,834)	2,642	568	—	(292,624)
Research and development	(262,159)	2,368	42,760	—	(217,031)	(286,493)	2,199	40,209	—	(244,085)	(43,727)	336	6,137	—	(37,254)
Sales and marketing	(709,808)	17,436	47,074	—	(645,298)	(613,573)	16,189	17,556	—	(579,828)	(93,650)	2,471	2,680	—	(88,499)
General and administrative	(177,249)	—	71,724	—	(105,525)	(177,962)	—	83,768	—	(94,194)	(27,162)	—	12,785	—	(14,377)

Cost and operating expenses	(3,026,132)	38,449	168,527	—	(2,819,156)	(3,016,273)	35,699	145,257	—	(2,835,317)	(460,373)	5,449	22,170	—	(432,754)
Income from operations	594,071	38,449	168,527	—	801,047	480,223	35,699	145,257	—	661,179	73,296	5,449	22,170	—	100,915
Net income attributable to Momo Inc.	538,906	38,449	168,527	(9,612)	736,270	461,659	35,699	145,257	(8,925)	633,690	70,462	5,449	22,170	(1,362)	96,719

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition.

Momo Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	1,710,889	251,206	—	1,962,095	299,474
Value-added service	1,139,015	316,498	—	1,455,513	222,155
Mobile marketing	38,717	—	—	38,717	5,909
Mobile games	11,184	—	—	11,184	1,707
Other services	1,968	—	1,119	3,087	471

Total net revenues	2,901,773	567,704	1,119	3,470,596	529,716

Cost and expenses (iii):
Cost of revenues	(1,656,895)	(280,989)	(361)	(1,938,245)	(295,834)
Research and development	(205,330)	(81,163)	—	(286,493)	(43,727)
Sales and marketing	(326,829)	(286,710)	(34)	(613,573)	(93,650)
General and administrative	(159,451)	(14,121)	(4,390)	(177,962)	(27,162)

Total cost and expenses	(2,348,505)	(662,983)	(4,785)	(3,016,273)	(460,373)
Other operating income	19,961	5,938	1	25,900	3,953

Income (loss) from operations	573,229	(89,341)	(3,665)	480,223	73,296
Interest income	96,343	305	46	96,694	14,758
Interest expense	(18,361)	—	—	(18,361)	(2,802)
Other gain or loss, net	(7,500)	—	—	(7,500)	(1,145)

Income (loss) before income tax and share of income on equity method investments	643,711	(89,036)	(3,619)	551,056	84,107
Income tax (expenses) benefits	(93,602)	2,204	—	(91,398)	(13,950)

Income (loss) before share of income on equity method investments	550,109	(86,832)	(3,619)	459,658	70,157
Share of loss on equity method investments	1,261	—	—	1,261	192

Net income (loss)	551,370	(86,832)	(3,619)	460,919	70,349

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended March 31, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	2,325	1,399	—	3,724	568
Research and development	30,525	9,684	—	40,209	6,137
Sales and marketing	12,906	4,650	—	17,556	2,680
General and administrative	81,484	2,284	—	83,768	12,785

Total cost and expenses	127,240	18,017	—	145,257	22,170

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	573,229	(89,341)	(3,665)	480,223	73,296
Share-based compensation	127,240	18,017	—	145,257	22,170
Amortization of intangible assets from business acquisitions	—	35,699	—	35,699	5,449

Non-GAAP income (loss) from operations	700,469	(35,625)	(3,665)	661,179	100,915

Net income (loss)	551,370	(86,832)	(3,619)	460,919	70,349
Share-based compensation	127,240	18,017	—	145,257	22,170
Amortization of intangible assets from business acquisitions	—	35,699	—	35,699	5,449
Tax impacts	—	(8,925)	—	(8,925)	(1,362)

Non-GAAP net income (loss)	678,610	(42,041)	(3,619)	632,950	96,606

Momo Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[1]
Net revenues:
Live video service	2,325,945	6,059	—	2,332,004	329,342
Value-added service	800,103	375,651	—	1,175,754	166,049
Mobile marketing	57,155	—	—	57,155	8,072
Mobile games	12,691	—	—	12,691	1,792
Other services	6,195	—	10,285	16,480	2,327

Total net revenues	3,202,089	381,710	10,285	3,594,084	507,582

Cost and expenses (iv):
Cost of revenues	(1,736,517)	(132,278)	(8,121)	(1,876,916)	(265,071)
Research and development	(183,900)	(78,259)	—	(262,159)	(37,024)
Sales and marketing	(394,364)	(315,421)	(23)	(709,808)	(100,244)
General and administrative	(143,135)	(27,680)	(6,434)	(177,249)	(25,032)

Total cost and expenses	(2,457,916)	(553,638)	(14,578)	(3,026,132)	(427,371)
Other operating income	26,119	—	—	26,119	3,689

Income (loss) from operations	770,292	(171,928)	(4,293)	594,071	83,900
Interest income	129,278	1,472	73	130,823	18,476
Interest expense	(19,819)	—	—	(19,819)	(2,799)
Other gain or loss, net	(6,000)	—	—	(6,000)	(847)

Income (loss) before income tax and share of income on equity method investments	873,751	(170,456)	(4,220)	699,075	98,730
Income tax (expenses) benefits	(168,212)	5,321	—	(162,891)	(23,005)

Income (loss) before share of income on equity method investments	705,539	(165,135)	(4,220)	536,184	75,725
Share of loss on equity method investments	1,527	—	—	1,527	216

Net income (loss)	707,066	(165,135)	(4,220)	537,711	75,941

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended March 31, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	5,611	1,358	—	6,969	984
Research and development	26,802	15,958	—	42,760	6,039
Sales and marketing	45,441	1,633	—	47,074	6,648
General and administrative	54,984	14,121	2,619	71,724	10,129

Total cost and expenses	132,838	33,070	2,619	168,527	23,800

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB 7.0808 to US$1.00, the effective noon buying rate for March 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	770,292	(171,928)	(4,293)	594,071	83,900
Share-based compensation	132,838	33,070	2,619	168,527	23,800
Amortization of intangible assets from business acquisitions	—	38,449	—	38,449	5,429

Non-GAAP income (loss) from operations	903,130	(100,409)	(1,674)	801,047	113,129

Net income (loss)	707,066	(165,135)	(4,220)	537,711	75,941
Share-based compensation	132,838	33,070	2,619	168,527	23,800
Amortization of intangible assets from business acquisitions	—	38,449	—	38,449	5,429
Tax impacts	—	(9,612)	—	(9,612)	(1,357)

Non-GAAP net income (loss)	839,904	(103,228)	(1,601)	735,075	103,813